Exhibit 99.78

Amaya Gaming Group announces its 2014 first quarter and full year financial results

Revenues, adjusted EBITDA increase; net income driven by WagerLogic sale

MONTREAL, May 15, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, today announced its financial results for the quarter ended March 31, 2014. All amounts are stated in Canadian dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31	Q1 2014 $	Q1 2013 $
Revenues	41,202,223	38,053,247
Net Income	39,643,610	(7,440,841)
Basic earnings per share	$0.42	$(0.09)
Diluted earnings per share	$0.38	$(0.09)
Adjusted EBITDA[1]	14,864,663	11,996,790
Adjusted EBITDA[1] margin (as % of revenue)	36%	32%
Adjusted net earnings [2]	3,312,031	3,838,454
Basic adjusted net earnings[2] per share	$0.04	$0.05
Diluted adjusted net earnings[2] per share	$0.03	$0.04

1	Adjusted EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. Adjusted EBITDA is a non-IFRS measure. Reconciliation to Net Income is included in this release.
2	Adjusted Net Earnings (loss) as defined by the Corporation means Net earnings (loss) before interest accretion, amortization of Intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (loss) is a non-IFRS measure. Reconciliation to Net Income is included in this release.

FIRST QUARTER AND SUBSEQUENT HIGHLIGHTS

•	On May 15, 2014, Amaya’s wholly-owned subsidiary Cadillac Jack, Inc. (“Cadillac Jack”) obtained credit facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Amaya group. These lending entities are advised by FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, and sub-advised by an affiliate of GSO Capital Partners LP, Blackstone’s credit business. The credit facilities provide for (1) an incremental USD$80 million term loan to Cadillac Jack’s existing USD$160 million senior term loan, with the new aggregate principal amount of USD$240 million bearing interest at a per annum rate equal to LIBOR plus 8.50% with a 1% LIBOR floor (the “Senior Facility”); and (2) mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash (the “Mezzanine Facility”, and collectively with the Senior Facility, the “New Facilities”). The Senior Facility will mature over a 5-year term and the Mezzanine Facility will mature over a 6-year term from the closing date. The Senior Facility is secured by the assets of Cadillac Jack and its subsidiaries. The Mezzanine Facility is unsecured. Amaya has provided an unsecured guarantee of the obligations under the New Facilities of Cadillac Jack in favour of the lenders. The New Facilities contain customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios. Amaya has agreed to grant the lenders, in relation to the Mezzanine Facility, with 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD$15 at any time up to a period ending 10 years after the closing date. The grant of the share purchase warrants is subject to the final approval of the Toronto Stock Exchange.

•	On May 2, 2014, Amaya announced that its subsidiary Cadillac Jack had received approval from New Jersey’s Division of Gaming Enforcement to utilize its Genesis DV1 slot machine platform and associated hardware and software, including top performing game titles Fire Wolf, Siberian Siren, and Legend of White Buffalo, in the state. Cadillac Jack will apply to the DGE for transactional waivers to begin supplying machines to Atlantic City casinos. Subject to receiving the transactional waivers, Cadillac Jack anticipates initial deployment of its gaming machines will begin immediately, with multiple Atlantic City casinos engaged to trial them.

•	On April 16, 2014, Amaya announced that Cadillac Jack has entered into multiple agreements to ship approximately 1,100 gaming machines to existing and new customers in the United States, with installation of the machines anticipated to occur in the second quarter of 2014. The shipments are primarily comprised of outright sales of gaming machines, but also include the upgrading of some existing revenue share generating gaming machines. The majority of units shipped will be Class II machines, but will also include some sales of Class III machines including into Oklahoma and California.

•	On April 16, 2014, Amaya also announced that Cadillac Jack had received a license to provide its land-based solutions to Class III gaming operations in Wisconsin.

•	On April 1, 2014, Amaya announced that one of its subsidiaries has entered into a licensing agreement with Fertitta Acquisitions Co, LLC, d/b/a Ultimate Gaming (“Ultimate Gaming”), a majority-owned subsidiary of Station Casinos LLC, to provide online casino gaming content to Ultimate Gaming in New Jersey, subject to all applicable jurisdictional licensing requirements and regulatory approvals. Under the Agreement, the online gaming website ucasino.com, operated by Ultimate Gaming for its licensed gaming partner Trump Taj Mahal Associates, LLC, in New Jersey, will offer a wide selection of Amaya’s proprietary games that are available on its Casino Gaming System (“CGS”) platform. The Agreement allows for the potential integration of other gaming websites operated by Ultimate Gaming to CGS in the future.

•	On March 7, 2014, Amaya announced that it has acquired in aggregate beneficial ownership and control of 1.9 million common shares of WagerLogic’s parent company The Intertain Group Ltd. (TSX: IT) (“Intertain”) (the outstanding securities of Goldstar were exchanged for securities of Intertain in February, 2014) representing 13.97% of the issued and outstanding Intertain common shares. Amaya also owns $3.85 million aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018 (TSX: IT.DB), which are convertible at the option of the holder into common shares of Intertain at a price of $6.00 per common share, as well as 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of $5.00 per share until December 31, 2015. The securities were acquired for investment purposes. Amaya has no current plan or proposal, which relates to, or would result in, acquiring additional ownership or control over the securities of IT.

•	On February 19, 2014, Amaya announced that its subsidiary Diamond Game Enterprises (“Diamond Game”) had been awarded a 5-year contract with the Maryland Lottery and Gaming Control Agency (the “Lottery”), with the Lottery holding a five year renewal option, to provide Veterans’ Organizations (VOs) in the state with Instant Ticket Lottery Machines (ITLM) and related services. The Contract allows for the placement of up to five ITLMs at each qualified VO meeting hall in Maryland. The Lottery estimates there are currently 150 qualified organizations that may apply for the ITLMs. Diamond Game anticipates deployment of ITLMs to commence by the end of 2014 throughout the state. Under the Contract, Diamond Game will receive a firm-fixed percentage of the ITLM proceeds. The Contract amount is estimated by the Lottery at up to USD$57 million over the original five year term and an additional amount of up to USD$60 million for the renewal option based upon its projected number of ITLMs placed at VO meeting halls and the projected win for those ITLMs.

•	On February 14, 2014, Amaya announced that it had closed its previously announced acquisition of 100% of the issued and outstanding securities of the private, arms-length company Diamond Game, a designer and manufacturer of gaming related products for the global casino gaming and lottery industries. The purchase price was USD$25 million, subject to customary post-closing purchase price adjustments, to acquire 100% of the equity of Diamond Game and retire its debt. Amaya paid USD$18 million on closing of the Transaction from cash on hand with a USD$7 million holdback for certain contingent liabilities and other items. During the first quarter of 2014 and subsequent to the date of acquisition, Diamond Game recorded USD$2.5 million and USD$0.7 million in revenues and adjusted EBITDA respectively.

•	On February 11, 2014, Amaya announced that pursuant to a share purchase agreement dated November 27, 2013, one of its subsidiaries had completed the previously announced sale to Goldstar Acquisitionco Inc. (“Goldstar”) of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) for $70 million (the “Purchase Price”), less a closing working capital adjustment of $7.5 million, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date (the “WagerLogic Sale”). The Purchase Price is subject to customary post-closing adjustments. WagerLogic, through a subsidiary, is an online casino operator through its “Inter” brand consisting of InterCasino™, InterPoker™ and InterBingo™, amongst other online names (the “InterCasino Business”). The InterCasino business was acquired by Amaya through its acquisition of CryptoLogic. Subsidiaries of Amaya (the “Service Providers”) will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to services agreements. The Share Purchase Agreement provides for a bonus payment of USD $10 million if CryptoLogic Operations Limited (“CryptoLogic Operations”), the wholly-owned operating subsidiary of WagerLogic, achieves a net revenue target of USD $30 million during the second year following closing (payable in 12 monthly instalments during the third year following closing), and a bonus payment of USD $10 million if CryptoLogic Operations achieves a net revenue target of USD $40 million during the third year following closing (payable in 12 monthly instalments during the fourth year following closing). Amaya and its Service Providers have entered into a revenue guarantee agreement (the “WagerLogic Revenue Guarantee”), under which they jointly and severally guarantee the financial obligations of the Service Providers under the service agreements, including an obligation to pay CryptoLogic Operations, during the next two years, an amount equal to the shortfall between CryptoLogic Operation’s quarterly net revenue and a pre-established quarterly net revenue target of USD $4.75 million. Amaya has estimated a provision for the minimum revenue guarantee to be approximately $11.05 million.

“We are very pleased with the progression of our business in the first quarter of 2014,” said David Baazov, President and CEO of Amaya. “The acquisition of Diamond Game has significantly bolstered our Lottery solutions and has provided us with an attractive offering for the large public gaming market. Soon after the acquisition was completed, Diamond Game was awarded a significant contract by Maryland for its instant ticket vending machines. We anticipate rollout of those machines to begin in the third quarter of this year.

“We recorded strong year-over-year growth in revenues from our land-based solutions, through both our installed base of recurring revenue generating leased machines and via sales of gaming machines in the United States and Latin America.”

“Within our interactive solutions, during the quarter and subsequently, we completed the integration of games from numerous leading third party games suppliers onto our Casino Gaming System, for the benefit of our operator partners in Europe and New Jersey. This is a process that is continuing as we execute on our strategy of being a leading aggregator of games content for online casinos.

“To increase our market share within existing customers and to attract new customers, we have also been actively developing new and innovative online and mobile games content through our proprietary games studios. During the first quarter, we launched approximately a half dozen games, including jackpot slots featuring Superman and Wonder Woman. We expect to roll out more games in the second quarter including multiple mobile slots. Additionally, we are continuing the development of more new branded content featuring DC Comics-inspired characters pursuant to the licensing agreement we extended with Warner Bros. last year.

“Our bottom line was boosted during the quarter by our sale of WagerLogic, which was one of two assets we classified as held for sale during the fourth quarter of 2013. We anticipate announcing further details on an agreement to sell the other during the second quarter. The sale of WagerLogic has resulted in us having a very strong cash balance. Combined with the refinancing of Cadillac Jack’s debt completed yesterday, our balance sheet is positioned to support both our organic growth and potential strategic acquisitions, particularly those that would bolster our current solutions offering significantly and/or enable us to compete more significantly in new verticals,” Mr. Baazov concluded.

FINANCIAL RESULTS

Revenue for the three month period ended March 31, 2014 was $41.20 million compared to $38.05 million for the three month period ended March 31, 2013, representing an increase of 8%. This was driven by an increase in gaming machines sold outright and under finance lease. On a regional basis, revenue in Q1 2014 was primarily concentrated in North America, Latin America and the Caribbean, and Europe.

Total expenses, comprised of cost of goods sold, selling, general and administrative, and financial expenses as well as acquisition-related costs, were $49.59 million for the three month period ended March 31, 2014, compared to $44.74 million for the three month period ended March 31, 2013, an increase of 11%. The percentage increase was driven by non-recurring acquisition related costs related primarily to the acquisition of Diamond Game and the sale of WagerLogic during Q1 2014; higher cost of products expense reflecting the increased sales of gaming machines in Q1 2014 vs Q1 2013; increased general and administrative expense driven by increased salaries and maintenance and repairs expenses due to the addition of Diamond Game, as well as higher depreciation and amortization expenses; partially offset by lower interest and bank charges and a positive impact from foreign exchange.

Net income in the first quarter of 2014 was $39.64 million, or $0.42 per basic share and $0.38 per diluted share. Net loss in Q1 2013 was $7.44 million, or $(0.09) per basic and diluted common share. Net income in Q1 2014 was driven by the gain on sale of WagerLogic as well as income from investments.

Adjusted EBITDA Reconciliation $	Q1 2014	Q1 2013
Net Income	39,643,610	(7,440,841)
Financial expenses	1,061,025	6,212,059
Current income taxes	4,103,602	689,914
Deferred income taxes	(2,179,107)	64,502
Depreciation of property and equipment	3,666,343	3,395,010
Amortization of deferred development costs	710,173	131,482
Amortization of intangible assets	5,402,718	4,125,252

Stock-based compensation	753,563	431,622

EBITDA	53,161,927	7,609,000
Termination of employment agreements	1,077,618	1,447,828
Termination of agency agreements	—	100,834
Gain on sale of investments	(49,373,224)	—
Gain on marketable securities	(684,000)	—
Office shut down costs	309,219	—
Acquisition-related costs	3,653,589	309,479
Net Adjusted EBITDA loss from assets & liabilities classified as held for sale	5,408,753	1,732,774

Other one-time costs	1,310,781	796,875

Adjusted EBITDA	14,864,663	11,996,790

Adjusted Net Income Reconciliation $	Q1 2014	Q1 2013
Net Income	39,643,610	(7,440,841)
Other one-time costs	1,310,781	796,875
Termination of employment agreements	1,077,618	1,447,828
Termination of agency agreements	—	100,834
Gain on marketable securities	(684,000)	—
Office shut down costs	309,219	—
Acquisition-related costs	3,653,589	309,479
Foreign exchange	(3,820,684)	483,392
Gain on sale of investments	(49,373,224)	—
Net adjusted loss of assets & liabilities classified as held for sale	6,196,677	2,148,347
Amortization of purchase price allocation Intangibles	3,801,781	3,438,311
Interest accretion	443,100	2,122,607

Stock-based compensation	753,563	431,622

Adjusted net income	3,312,031	3,838,454

2014 FULL YEAR FINANCIAL GUIDANCE

Amaya has set the following 2014 full year financial targets;

•	Revenue of $193 to $203 million

•	Adjusted EBITDA of $77 to $86 million

FIRST QUARTER 2014 FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The financial statements, notes to financial statements and Management’s Discussion and Analysis for the quarter ended March 31, 2014, will be available on the SEDAR website at www.sedar.com.

CONFERENCE CALL

Amaya will host a conference call on Friday, May 16, 2014 at 9:00 a.m. ET to discuss its 2014 first quarter financial results. David Baazov, CEO of Amaya, will chair the call. To participate in the call, please dial 647-427-7450 or 1-888-231-8191 ten minutes prior to the scheduled start of the call. A replay of the conference call will be available until May 23, 2014 by calling 1-416-849-0833 or 1-855-859-2056, reference number 45946225. The conference call will be webcast live at www.newswire.ca/en/webcast/detail/1353853/1497903.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and gaming machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s interactive, land-based, and lottery solutions. Amaya is present in major gaming markets in the world with offices in North America, Latin America and Europe.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

For investor or media inquiries, please contact:

Tim Foran

Tel: +1.416.986.8515

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 20:46e 15-MAY-14